Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

This filing consists of Peoples Energy Corporation's script for its conference call held November 3, 2006 discussing financial results for the quarter and fiscal year ended September 30, 2006.

FY2006 4Q Conference Call Script

Tom Patrick    Thank you and good morning. I’m Tom Patrick, chairman, president and CEO of Peoples Energy. With me today are Tom Nardi, Executive Vice President and Chief Financial Officer, and Doug Ruschau, Vice President and Treasurer.

Before we begin, let me remind you that throughout this conference call, we will be making some forward-looking statements such as business plans and expectations for future development and earnings growth. Actual results could differ materially from such expectations because of changing business conditions and other uncertainties. We list some of these in the company’s press release and in our SEC filings.

Earlier this morning, we announced preliminary fiscal 2006 financial results. Ongoing earnings per share, which excludes this year’s settlement charge and merger-related expenses as well as last year’s restructuring charge, were $1.14 per diluted share, compared to $1.96 per share a year ago. We incurred a fourth quarter loss of $0.60 per diluted share, compared to a loss of $0.28 in the year ago period. Table I in this morning’s press release reconciles ongoing earnings to GAAP earnings.

The decline in ongoing fiscal 2006 earnings from a year ago primarily reflects continued erosion in Gas Distribution segment results. Our two natural gas utilities, Peoples Gas and North Shore Gas, have not increased their delivery rates in eleven years, during which time operating costs have increased and throughput has declined. As we have discussed in the past, rate relief will be necessary to restore these businesses to appropriate levels of profitability. We have deferred filing rate cases for now to allow for a clear focus by all parties on our merger proceeding before the Illinois Commerce Commission, but we intend to file for rate relief in due course.

Diversified earnings in total were up from fiscal 2005, with Oil and Gas results rebounding sharply from a year-ago. Production volumes exceeded our original expectations, and we achieved higher realized commodity prices as our older hedge positions continued to roll off. Energy Marketing results declined modestly from a year ago due primarily to the timing of earnings recognition as a result of fair value accounting. A significant drop in natural gas prices in late September exacerbated that impact. Aside from these accounting timing impacts, the underlying economic results for the Energy Marketing segment significantly improved from a year ago, as Tom Nardi will discuss.

Notwithstanding our disappointing earnings results, 2006 was an important year for Peoples Energy, with major implications for the future of our business.

First and foremost, of course, in early July we announced the signing of a definitive merger agreement between Peoples Energy and WPS Resources. The combination of our two companies, if approved, will create a more diversified energy company with increased size and scale, providing significantly greater opportunities than Peoples Energy has today.

Since our last conference call, we have made significant progress on the merger in terms of obtaining the necessary regulatory and shareholder approvals and determining how our two companies can best be integrated to maximize synergy potential. In the State of Illinois, Commerce Commission staff and intervenor testimony in our merger proceeding was filed earlier this week. We are currently reviewing the testimony and will be working with the parties to resolve any contested issues. We requested accelerated consideration of the merger, and the presiding ICC judge set a schedule which can produce a Commission order as early as late December, depending on the parties’ progress in resolving any differences.

At the federal level, the Securities and Exchange Commission approved our S-4 filing earlier this month, and we have mailed our joint proxy statement and prospectus to shareholders. Special shareholder meetings have been scheduled for December 6 to seek approval of the merger. Also at the federal level, we have received a no-action letter following Hart-Scott-Rodino review by the Department of Justice, and the comment period on our FERC filing has passed. We continue to target a closing date for the transaction in the first calendar quarter of 2007, dependent upon timely consideration and approval by regulators and shareholders.

While the merger announcement and its aftermath somewhat overshadowed other 2006 items, we took a number of significant steps in fiscal 2006 to better position the company for the future.

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In February, we announced plans to sell our unregulated power generation assets and exit that business. The final asset sales are expected to be completed in December, 2006, at a sizable gain and a good return on our original investment.

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Also in February, we announced the largest ever acquisition of reserve properties by our Oil and Gas Production subsidiary, Peoples Energy Production, consisting of properties in East Texas, North Louisiana, and Mississippi, which we refer to as the Will-Drill acquisition. This acquisition, while adding to our existing production base, also provided an extensive inventory of low risk drilling opportunities to exploit for years to come.

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In our Energy Marketing unit, we were successful in expanding into new markets in the Midwest and Eastern U.S. during 2006, as well as continuing to grow our retail customer base in Illinois, Michigan and Ohio.

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Finally, we settled our longstanding 2001 utility gas charge case, as well as four other fiscal years that had been pending before the ICC for some time. The settlement removed a major uncertainty and point of contention that had been facing the company for several years.

The actions we’ve taken during 2006 will better position our businesses moving forward and serve our shareholders well in the long run.

Tom Nardi will now discuss our fiscal 2006 financial and operating results in more detail as well as address our fiscal 2007 outlook.

Tom Nardi:         Thanks, Tom. Today we reported preliminary fourth quarter and full year fiscal 2006 losses of $0.55 and $0.46 per diluted share, respectively, compared to a loss of $0.06 and earnings of $2.05 in the year ago periods.

In terms of ongoing (non-GAAP) results, which exclude the impact of discontinued operations, last year’s restructuring charge, and this year’s settlement charge and merger costs, we reported a fourth quarter loss of $0.60 per diluted share, versus a $0.28 loss in the year ago period. Ongoing earnings for the full year were $1.14 per share, compared to $1.96 last year. Year-over-year comparisons were negatively impacted by lower utility results, last year’s gain on the sale of Trigen-Peoples District Energy assets, higher corporate expenses, and higher interest expense. These items were partially offset by higher diversified earnings. Table II in the earnings release provides a high-level reconciliation of 2006 to 2005 earnings per share.

Ongoing operating income declined $15.2 million for the quarter and $44.4 million for the full year compared to 2005. The majority of the decline in both periods occurred in the gas distribution segment.

Utility operating income was down $10.2 million for the quarter and $42.7 million for the year compared to the same periods a year ago. The fourth quarter decline was due mainly to higher operating expenses ($5.1MM) and a change in the treatment of Hub revenue ($3.3MM) related to the gas charge settlement. The decline for the full year resulted primarily from higher operating expenses ($18.3MM), the loss of Hub revenue ($10.7MM), lower gas deliveries ($10.7MM) and a $3.5 million weather insurance recovery recorded in fiscal 2005. The increase in 2006 operating costs, which generally was in line with budgeted expectations, was driven by higher pension, bad debt, and labor-related expenses. Weather was 2% warmer than last year and 10% warmer than normal. In addition, customer conservation caused deliveries to decline by an estimated 3-4% from a year ago, continuing a trend seen in recent years by Peoples and the industry that is likely in response to continued high market prices for natural gas.

Excluding the impact of the settlement charge on net income, returns on year-end equity were approximately 4% for Peoples Gas and 9% for North Shore. Based on estimated weather normalized earnings and assuming a 10-year weather normal, regulatory returns on equity were slightly above these levels.

In the Oil and Gas Production segment, operating income improved $8.0 million for the quarter and $14.2 million for the full year compared to 2005. Total 2006 production volumes were about 6% above plan and 2% above last year’s production. Net realized prices increased in both periods due to a lower percentage of gas volumes hedged (71% vs nearly 100% a year ago), and oil and gas hedge ineffectiveness ($8.4MM) recorded in fiscal 2005.

The favorable impact of higher production volumes and net realized prices were partially offset by higher operating costs, most notably higher general and administrative and depletion expenses. Full year results benefited from a gain associated with the first quarter sale of the remaining oil and gas assets within the EnerVest Partnership, an equity investment that the Company made several years ago as an entry into the oil and gas business. The Company is in the final stages of exiting that investment. ($5.3MM benefit for full year net of last year’s earnings).

During the year we drilled 58 wells with a success rate of 93%, in line with original expectations. This included 12 wells related to the Will-Drill acquisition. We have already increased production from those properties roughly 50% since the acquisition was closed. We have also identified additional opportunities associated with the acquired properties that were not valued at the time of the acquisition and have secured the rigs to fulfill the drilling requirements that were part of the original evaluation. We are very pleased with the performance of the Will-Drill acquisition thus far and excited about the significant upside potential that exists.

In the Energy Marketing segment, operating income declined $3.2 million for the quarter and $4.5 million for the year compared to 2005. The decline for the quarter was due mostly to the timing of wholesale capacity optimization activity. Full year results were negatively impacted by unrealized losses totaling $17.6 million resulting from lower-of-cost-or-market inventory adjustments and mark-to-market accounting. As we have discussed before, much of our storage and capacity positions are subject to fair value or MTM accounting. As market natural gas prices fell throughout fiscal 2006, unrealized accounting losses on our derivatives resulted, even though the underlying economic gains are unaffected. Sharply lower prices at September 30 exacerbated this impact resulting in LOCOM adjustments to storage values. Approximately $15 million of these losses are timing related and are expected to reverse in fiscal 2007 as the underlying transactions are settled.

Aside from the earnings volatility resulting from fair value accounting, which can be significant from period to period, underlying economic results for the marketing business improved in fiscal 2006, with higher wholesale profits more than offsetting a modest decline in retail. Wholesale marketing activities benefited from expanded storage and pipeline capacity positions, entry into new markets, and gas price volatility. In the retail business, the number of customers increased 60% from a year ago, to almost 41,000, as the Company successfully expanded its customer base in Michigan and Ohio. However, operating costs in the retail unit also increased, partially due to higher sales and marketing expenses associated with customer growth.

In the Corporate and Other segment, corporate costs excluding merger-related expenses and last year’s restructuring charge increased from a year ago, due mostly to higher legal and incentive benefit expenses. In addition, year-over-year comparisons are impacted by a gain in last year’s fourth quarter of $6.8 million associated with the sale by Trigen-Peoples District Energy of its district heating and cooling plant in Chicago.

Interest expense increased for both the quarter and full year compared to 2005 due to higher interest rates and higher short-term borrowing. Total debt to total debt plus equity was 59% at fiscal year-end, compared to 53% a year ago. A number of factors caused the increase, including the oil and gas acquisition and gas charge settlement earlier in the year and a delay in the sale of Elwood. Anticipated proceeds from the Elwood sale of approximately $110 million will be used to reduce short-term borrowing. However, as I noted last quarter, total debt is likely to exceed our long-term 50-55% target until the merger with WPS is concluded. Despite increased short-term borrowing, our liquidity remains strong, with $475 million in committed credit lines at Peoples Energy and $250 million at Peoples Gas to back our commercial paper borrowing activities.

In terms of fiscal 2007, we are not providing a specific earnings outlook at this time because of the pending merger with WPS. However, as noted in the press release, we expect some improvement in ongoing earnings next year due to higher results from our Oil and Gas Production and Energy Marketing businesses. Gas Distribution segment results are expected to be relatively flat, as increased operating expenses in fiscal 2007 are expected to fully offset any improvement in gross margin from a return to normal weather.

In the Oil and Gas Production segment, fiscal 2007 production is expected to increase modestly (about 3%), reflecting the impact of both existing and new wells offset by the normal decline rate in existing production. Our 2007 drilling program contemplates 95 new wells, including 50 wells related to the Will-Drill properties acquired last February. Production from those properties is expected to triple from the 2006 level. (~15 MMcf/d in FY2007 vs. 4.8 MMcf/d in FY2006, which included only a partial year of operations). In total, we now have five rigs operating, including four in the East Texas / North Louisiana area and one in South Texas.

As of September 30, 2006, approximately 50% of anticipated gas production was hedged for 2007, which should allow the Company to benefit from higher net realized commodity prices assuming the current price environment persists. For planning purposes, we are assuming an average NYMEX price of $7.50 per Mcf, which is near the current strip.

In the Energy Marketing segment, fiscal 2007 results should benefit from continued organic growth of our retail customer base as well as the transitioning retail electric market in Illinois. In addition, continued gas price volatility and new asset positions should provide opportunities to expand the range of wholesale services provided and to take advantage of asset optimization activities.

Interest expense is expected to increase in fiscal 2007 due to higher interest rates and higher average borrowing. Capital expenditures are forecasted to total $250 million, roughly equally divided between our Gas Distribution and Oil and Gas Production businesses. No oil and gas acquisitions have been budgeted.

I’ll now turn the call back to Tom Patrick.

Tom Patrick:        Thanks, Tom. From an operating perspective, fiscal 2007 has begun on a positive note in each of our businesses. Weather during the month of October was 123 degree days, or 33% colder than normal, which has boosted utility deliveries about 3 Bcf versus plan. In the Oil and Gas segment, production volumes during October were on track, as was our drilling program with five rigs under contract and operating. In addition, based on current market prices and a sharply lower volume hedged, we should benefit from an increase in net realized prices from a year ago. Finally, our Energy Marketing business has completed most of their Electric Renewal Campaign and has achieved over 90% retention of existing customers to date.

We will be focused in the near term on obtaining the necessary approvals and closing our merger with WPS Resources. While that process occurs, however, we will continue to execute on our standalone business plans. These include utility rate cases to restore required earnings in 2008 and beyond, the largest drilling program to date for our Oil and Gas Production business and continued expansion into new markets by our Energy Marketing unit.

I will now open up the call for any questions you might have.

Forward-Looking Statements
This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of Peoples Energy to control and, in many cases, Peoples Energy cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, Peoples Energy does not assume any obligation to update any forward-looking statements.

Additional Information
This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement includes a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which has been sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document, because they contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 6, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.